UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K



          [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                  For the fiscal year ended: December 31, 2005

                                       OR

  [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)OF THE SECURITIES EXCHANGE ACT
                                    OF 1934

              For transition period from __________ to ___________

                         Commission file number 1-13648

    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 Balchem Corporation 401(k)/Profit Sharing Plan

   B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               Balchem Corporation
                              52 Sunrise Park Road
                                   PO Box 600
                              New Hampton, NY 10958

                              REQUIRED INFORMATION

Financial Statements:

4. In lieu of requirements of Items 1-3, audited statements and schedules prepared in accordance with the requirements of ERISA for the plan's fiscal year ended December 31, 2005 are presented herein.

Exhibits:

Exhibit No. 23 - Consent of MCGLADREY & PULLEN, LLP, Independent Registered Public Accounting Firm

                                  EXHIBIT INDEX

Exhibit No.                                   Exhibit Description
-----------                                   -------------------

23                                            Consent of MCGLADREY & PULLEN, LLP

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



Date: June 29, 2006                          BALCHEM CORPORATION
                                             401(k)/Profit Sharing Plan

                                             By:    Balchem Corporation,
                                                    Plan Administrator

                                             By:/s/ Dino A. Rossi
                                             -----------------------------------
                                                    Dino A. Rossi, President,
                                                    Chief Executive Officer

                                             By:/s/ Francis J. Fitzpatrick
                                             -----------------------------------
                                                    Francis J. Fitzpatrick,
                                                    Chief Financial Officer

                               BALCHEM CORPORATION
                           401(k)/ PROFIT SHARING PLAN

                              Financial Statements
                            and Supplemental Schedule

                                December 31, 2005

         (With Report of Independent Registered Public Accounting Firm)

                               BALCHEM CORPORATION
                           401(k)/PROFIT SHARING PLAN


                                Table of Contents


                                                                            Page

Report of Independent Registered Public Accounting Firm                      1

Statements of Net Assets Available for Benefits                              2

Statement of Changes in Net Assets Available for Benefits                    3

Notes to Financial Statements                                                4

Supplemental Information

Schedule H, Part IV, Line 4(i) - Schedule of Assets (Held at End of Year)    10

             Report of Independent Registered Public Accounting Firm

To The Plan Administrator
Balchem Corporation 401(k)/Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of Balchem Corporation 401(k)/Profit Sharing Plan (the Plan) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the 2005 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2005 basic financial statements taken as a whole.


/s/  McGladrey & Pullen, LLP
New York, NY
June 2, 2006

                               BALCHEM CORPORATION
                           401(k)/PROFIT SHARING PLAN
                 Statements of Net Assets Available for Benefits
                           December 31, 2005 and 2004

                                                         2005            2004
                                                     -----------     -----------
Assets:
     Investments at fair value (note 3)              $12,783,087     $10,604,777
     Receivables:
        Employer contribution                            326,090         320,378
        Participant contributions                             --          72,191
        Interest                                              --           2,207
                                                     -----------     -----------
                 Total assets                        $13,109,177     $10,999,553
                                                     ===========     ===========


See accompanying notes to financial statements.

                               BALCHEM CORPORATION
                           401(k)/PROFIT SHARING PLAN
            Statement of Changes in Net Assets Available for Benefits
                          Year ended December 31, 2005

Addition to net assets attributed to:
     Investment income:
        Interest                                                   $     99,953
        Dividends                                                         9,752
        Net appreciation in fair value of investments (note 3)        1,148,360
                                                                   ------------
                                                                      1,258,065
                                                                   ------------
     Contributions:
        Participant                                                   1,009,564
        Employer                                                        577,941
                                                                   ------------
                                                                      1,587,505
                                                                   ------------
               Total additions                                        2,845,570
                                                                   ------------
Deductions from net assets attributed to:
     Benefits paid to participants                                     (698,108)
     Fees                                                                (2,892)
     Other, net                                                         (34,946)
                                                                   ------------
               Total deductions                                        (735,946)
                                                                   ------------
               Net increase in net assets available for benefits      2,109,624
Net assets available for benefits at beginning of year               10,999,553
                                                                   ------------
Net assets available for benefits at end of year                   $ 13,109,177
                                                                   ============

See accompanying notes to financial statements.

                               BALCHEM CORPORATION
                           401(k)/PROFIT SHARING PLAN
                          Notes to Financial Statements

 Note 1 - Description of the Plan

         The following description of the Balchem Corporation 401(k)/Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         General

         The Plan is principally a participant directed, defined contribution plan covering all active employees of Balchem Corporation (the Company) who have 60 days of service, as defined, and are 18 years of age or older, except those that are currently covered by a collective bargaining agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         The Company pays administrative and record keeping fees for the Plan. Plan participants are required to pay fees for participant loans and certain brokerage fees for transactions pertaining to investments in Balchem Corporation Common Stock.

         Contributions

         Each year, participants may contribute up to 75% of pretax annual compensation, as defined in the Plan. Such amounts may be limited by the maximum amounts allowed under Internal Revenue Service regulations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The employer matching contributions equal 35% of each participant's elected contribution, and the Company may make discretionary profit-sharing contributions at the option of the Company's Board of Directors. Matching contributions are made in Balchem Corporation Common Stock on a monthly basis based upon the closing price of the stock on the last trading day of each month and are subject to the vesting schedule described below. Included in employers' contribution receivable as of December 31, 2005 and 2004 were discretionary company profit sharing contributions made in
         February 2006 and 2005 for the 2005 and 2004 plan years totaling $326,090 and $301,270, respectively.

         Participant Accounts

         Each participant's account is credited with the participant's contribution and allocations of the Company's matching contributions and plan earnings or losses. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                               BALCHEM CORPORATION
                           401(k)/PROFIT SHARING PLAN
                          Notes to Financial Statements

         Vesting

         Participants are 100% vested in their contributions plus actual earnings or losses thereon. Vesting in the Company contribution portion of their accounts plus actual earnings or losses thereon is based on years of continuous service, as defined. A participant becomes 100% vested after two years of service, except for employees hired as part of the Company's June 1, 2001 acquisition of certain assets of DCV, Inc. and its affiliate, DuCoa L.P., whose prior credited service is used in determining the vested portion of such matching contributions.

         Investment Options

         Upon enrollment in the Plan, participants may direct employee contributions to the various investment options administered by Prudential Retirement Insurance and Annuity Company ("PRIAC") and a maximum of 10% of a participant's contribution to Balchem Corporation Common Stock Fund. Employer matching contributions are made in company stock and are directed to the Balchem Corporation Common Stock Fund (see Schedule 1). Discretionary contributions are made from the Company's cash reserves.

         Participant Loans

         Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan terms extend up to five years or in excess of five years for the purchase of a primary residence. The loans are secured by the balance in the participants' accounts and bear interest at a fixed rate based on the prime rate plus 2% at the time of loan origination and range from 6% to 10% at December 31, 2005.

         Payment of Benefits

         On termination of service, a participant may receive a lump sum amount equal to the vested value of his or her account, or upon death, disability or retirement, the participant may elect to receive annual installments over a period not to exceed the participant's lifetime, or the joint lifetime of the participant and the participant's spouse, or an annuity contract.

         Effective March 28, 2005, the threshold for involuntary distribution of vested accrued benefits was reduced from $5,000 to $1,000.

         Income (Loss) Allocations

         Investment income (loss) for an accounting period shall be allocated to participants' accounts in proportion to the total of their respective account balances at the beginning of such accounting period plus any contributions or loan repayments credited to the account during the period.

                               BALCHEM CORPORATION
                           401(k)/PROFIT SHARING PLAN
                          Notes to Financial Statements

         Forfeited Accounts

         Forfeited balances of terminated participants' non-vested accounts are allocated to all active participant accounts as of the last day of the plan year. Forfeited non-vested accounts totaled $9,196 and $9,534 at December 31, 2005 and 2004, respectively.

Note 2 - Summary of Accounting Policies

         Basis of Accounting

         The financial statements of the Plan are presented on the accrual basis of accounting.

         Risks and Uncertainties

         The assets of the Plan at December 31, 2005 and 2004 are primarily financial instruments which are monetary in nature. Accordingly, interest rates and market fluctuations have a more significant impact on the Plan's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index.

         The investments are subject to risk conditions of the individual investments' objectives, the stock market, interest rates, economic conditions, world affairs and, in the case of the Balchem Corporation Common Stock Fund, the results of operations and other risks specific to Balchem Corporation.

         Investment Valuation and Income Recognition

         Except for the Guaranteed Income Fund, which is stated at contract value, investment securities held in the Plan's funds are stated at fair value determined from publicly quoted market prices. Participant loans are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex dividend date.

         Payment of Benefits

         Benefits are recorded when paid.

         Use of Estimates

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that could affect the reported amounts of net assets at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

                               BALCHEM CORPORATION
                           401(k)/PROFIT SHARING PLAN
                          Notes to Financial Statements

         New Accounting Pronouncement

         FASB Staff Position ("FSP") AAG INV-1 and AICPA Statement of Position ("SOP") 94-4-1. SOP 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans ("SOP 94-4"), is amended by FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans ("FSP AAG INV-1 and SOP 94-4-1"). The financial statement presentation and disclosure guidance in paragraphs 8-11 of FSP AAG INV-1 and SOP 94-4-1 is effective for financial statements for plan years ending after December 15, 2006. The revised definition of fully benefit-responsive in paragraph 7 of FSP AAG INV-1 and SOP 94-4-1 shall be effective for all investment contracts as of the last day of the annual period ending after December 15, 2006. If comparative financial statements are presented, the guidance in FSP AAG INV-1 and SOP 94-4-1 shall be applied retroactively to all prior periods presented. If an investment contract is considered fully benefit-responsive under the revised definition as of the last day of the annual period ending after
         December 15, 2006, that contract shall be considered fully benefit-responsive for all periods presented, provided that contract would have been considered fully benefit-responsive in accordance with the then existing provisions of SOP 94-4. The Plan's management is in the process of evaluating these recently issued pronouncements and has not yet determined their impact on the Plan's financial statements.

Note 3 - Investments

         Investments at December 31, 2005 and 2004 consisted of:

                                                        2005          2004
                                                    -----------   -----------
         Cash equivalents, Guaranteed Income Fund   $ 2,509,546   $ 2,058,523
         Mutual funds                                 6,500,407     5,729,216
         Balchem Corporation Common Stock*            3,446,850     2,483,200
         Participant loans                              326,284       333,838
                                                    -----------   -----------
                                                    $12,783,087   $10,604,777
                                                    ===========   ===========

         * A portion of the Balchem Corporation Common Stock is non-participant directed.

         The following represents investments that represent 5% or more of the Plan's net assets:

                                                 2005         2004
                                             ----------   ----------
         Balchem Corporation Common Stock*   $3,446,850   $2,483,200
         Guaranteed Income Fund               2,509,546    2,058,523
         S&P 500 Index Fund                   2,203,938    2,261,099
         Janus Adviser Balanced Account         942,314      873,746
         Prudential Lifetime 40                 867,206      703,083

         * A portion of the Balchem Corporation Common Stock is non-participant directed.

                               BALCHEM CORPORATION
                           401(k)/PROFIT SHARING PLAN
                          Notes to Financial Statements

         During the year ended December 31, 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

         Mutual funds                       $  388,145
         Balchem Corporation Common Stock      760,215
                                            ----------
                                            $1,148,360
                                            ==========

Note 4 - Non-participant directed investments

         Information about the net assets and the significant  components of the
         changes  in  net  assets  relating  to  the  non-participant   directed
         investments is as follows:

                                                             2005        2004
                                                          ----------  ----------
         Net assets - Balchem Corporation Common Stock*   $3,446,850  $2,483,200
                                                          ==========  ==========

                                                              Year ended
                                                            December 31, 2005
                                                            ----------------
         Change in net assets:
              Contributions                                   $   332,522
              Dividends and interest                               12,064
              Net appreciation                                    760,215
              Benefits paid to participants                      (102,825)
              Fees                                                   (457)
              Transfers to participant-directed investments       (37,869)
                                                              -----------
                          Net increase                            963,650
         Net assets at beginning of year                        2,483,200
                                                              -----------
         Net assets at end of year                            $ 3,446,850
                                                              ===========

         * A portion of the Balchem Corporation Common Stock is participant directed.

Note 5 - Related-Party Transactions

         As of December 31, 2005 and 2004, the Plan held 173,442 and 161,063 shares of Balchem Corporation common stock, respectively, with a market value of $3,446,850 and $2,483,200 at December 31, 2005 and 2004,
         respectively. The aforementioned share information has been adjusted to reflect the December 2005 and December 2004 three-for-two stock splits, which were effected by means of stock dividends, initiated by the Company. Certain Plan investments are shares of various funds managed by Prudential Retirement Insurance & Annuity Company ("PRIAC"). PRIAC is the trustee of the Plan and, therefore, these transactions are considered related-party transactions.

                               BALCHEM CORPORATION
                           401(k)/PROFIT SHARING PLAN
                          Notes to Financial Statements

Note 6 - Plan Termination

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Note 7 - Income Tax Status

         The Plan has received a favorable determination letter dated March 22, 1999 from the Internal Revenue Service ruling that it is a qualified plan pursuant to the appropriate section of the Internal Revenue Code
         (IRC) and, accordingly, the earnings of the underlying trust of the Plan are not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualifications. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

 Note 8 - Trust Services

         Effective April 1, 2004, CIGNA Corporation signed an agreement to sell its retirement business, including CIGNA Bank & Trust Company, FSB, to Prudential Financial. As a result of the transaction, CIGNA Bank & Trust Company, FSB merged with a Prudential owned institution to form Prudential Bank & Trust, FSB.

         With the completion of the merger, trust services previously provided by CIGNA Bank & Trust Company, FSB are now provided by Prudential Bank & Trust, FSB, and any investments held by CIGNA Bank & Trust Company, FSB are now held by Prudential Bank & Trust, FSB.

Note 9 - Subsequent Event

         In February 2006, the Company acquired Chelated Minerals Corporation based in Salt Lake City with 13 employees who were grandfathered into the Plan.


                                                  Schedule 1 BALCHEM CORPORATION
                                                    401(k)/PROFIT SHARING PLAN

                            Schedule H, Part IV, Line 4(i) - Schedule of Assets (Held at End of Year)
                                                        December 31, 2005

           Identity of issue,                            Description of investments including maturity date,           Current
    borrower, lessor or similar party                    rate of interest, collateral, par or maturity value            value
----------------------------------------------   ----------------------------------------------------------------    -----------
Guaranteed Income Fund(1)                        Units of participation in Guaranteed Income Fund -
                                                   78,266 units, $32.06 per unit                                     $ 2,509,546
Small Cap Growth / Times Square                  Units of participation in Small Cap Growth / Times Square
                                                   15,906 units, $21.65 per unit                                         344,392
Oppenheimer Global Fund                          Units of participation in Oppenheimer Global Fund
                                                   5,806 units, $69.43 per unit                                          403,105
Mid-Cap Value / Well Management                  Units of participation in Mid-Cap Value / Well Management
                                                   1,440 units, $18.20 per unit                                           26,220
Mid-Cap Growth / Artisan                         Units of participation in Mid-Cap Growth / Artisan
                                                   35,090 units, $10.98 per unit                                         385,386
Prudential Lifetime 60(1)                        Units of participation in Prudential Lifetime 60 -
                                                   8,158 units, $15.06 per unit                                          122,871
Prudential Lifetime 50(1)                        Units of participation in Prudential Lifetime 50 -
                                                   5,893 units, $15.06 per unit                                           88,755
Prudential Lifetime 40(1)                        Units of participation in Prudential Lifetime 40 -
                                                   57,782 units, $15.00 per unit                                         867,206
Prudential Lifetime 30(1)                        Units of participation in Prudential Lifetime 30 -
                                                   18,729 units, $15.27 per unit                                         285,954
Prudential Lifetime 20(1)                        Units of participation in Prudential Lifetime 20 -
                                                   4,993 units, $15.23 per unit                                           76,030
Large Cap Growth/Turner Investment(1) Fund       Units of participation in Large Cap Growth/Turner Investment
                                                   22,133 units, $12.13 per unit                                         268,513
Large Cap Value/AJOFund(1)                       Units of participation in Large Cap Value/AJO Fund -
                                                   24,199 units, $13.58 per unit                                         328,518
Janus Adviser Balanced Fund(1)                   Units of participation in Janus Adviser Balanced Fund -
                                                   29,454 units, $31.99 per unit                                         942,314
Intern Equity / Julius Baer                      Units of participation in Intern Equity / Julius Baer
                                                   5,699 units, $19.20 per unit                                          109,430
Goldman Sachs Small Cap Value                    Units of participation in Goldman Sachs Small Cap Value
                                                   1,020 units, $46.84 per unit                                           47,775
Dryden S&P Index Fund(1)                         Units of participation in Dryden S&P Index Fund -
                                                   30,414 units, $72.46 per unit                                       2,203,938
Balchem Corporation Common Stock(1)(2)(3)        Shares of Balchem Common Stock -
                                                   173,442 shares, $19.87 per share                                    3,446,850
Participant loans(1)                             Interest rates range from 6.00% to 10.00%                               326,284
                                                                                                                     -----------
                                                            Total                                                    $12,783,087
                                                                                                                     ===========

(1)      Parties-in-interest

(2) The cost basis of the Balchem Corporation Common Stock Fund at December 31, 2005 was $1,389,455.

(3) All per share information has been adjusted to reflect the December 2005 three-for-two stock split (effected by means of a stock dividend) initiated by the Company.

See accompanying report of independent registered public accounting firm.